EXHIBIT 1A-11

The balance sheet of Fan Owned Club, Inc. as of June 30, 2019, and the related statement of income for the period from March 6, 2019 (inception) to June 30, 2019, included in this prospectus, have been so included in reliance on the report of Alan T. Schiffman, CPA, PC, independent auditors, given on the authority of that firm as experts in auditing and accounting .

The financial statements of Fan Owned Club, Inc. as of June 30, 2019 and for the period from March 6, 2019 (inception) to June 30, 2019, included in this offering circular, have been audited by Alan T. Schiffman, CPA, PC, independent auditors, as stated in their report appearing herein. We agree to the inclusion in the offering circular of our report, dated February 24, 2020, on our audit of the financial statements of Fan Owned Club, Inc.